Filed Pursuant to Rule 253(g)(2)
File No. 024-11317

1st stREIT OFFICE INC.

SUPPLEMENT NO. 4 DATED JUNE 17, 2022
TO THE OFFERING CIRCULAR DATED OCTOBER 19, 2021

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated October 19, 2021, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on October 19, 2021 and the previous supplements dated December 20, 2021, March 21, 2022 and June 1, 2022 (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	June 2022 distribution
•	Establishment of purchase price as of July 1, 2022
•	Net asset value as of March 31, 2022
•	Update on Panera Lease Renewal Status

Declaration of Dividend

On June 17, 2022, the board of directors of the Company declared a regular quarterly cash dividend of $0.21 per share of common stock of the Company (“Common Stock”) for the period from April 1, 2022 to June 30, 2022. The dividend will be payable on July 8, 2022 to stockholders of record as of the close of business on June 24, 2022. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 8.40% on an annualized basis calculated at the current rate, assuming a $10.00 per share of Common Stock purchase price.

Establishment of Purchase Price

Beginning with July 1, 2022, the purchase price per share of Common Stock will be $10.11 per share based on the net asset value (“NAV”) per share of the Company as of March 31, 2022 as calculated by the Company’s manager, SW Manager, LLC (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2022, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Net Asset Value as of March 31, 2022

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of March 31, 2022, NAV per share of Common Stock was $10.11. This NAV is effective until updated by the Company on September 30, 2022 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of March 31, 2022:

March 31, 2022 (1)
Assets
Real estate:
Land	$7,230,647
Buildings and improvements	74,769,353
Total real estate, net, at fair value	82,000,000

Cash	2,671,172
Restricted cash	1,070,166
Rents and other receivables, net	37,242
Other assets, net	78,321
Total assets	$85,856,901

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$40,568,569
Accounts payable, accrued and other liabilities	1,500,573
Unearned tenant rents	432,698
Security and investor deposits	409,386
Due to affiliate	248,476
Total liabilities	43,159,702

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,630,401 shares issued and outstanding at March 31, 2022	16,304
Additional paid-in capital	16,086,630
Cumulative distributions and net gain	373,046
Noncontrolling interests	26,221,219
Total stockholders' equity	42,697,199
Total liabilities and stockholders' equity	$85,856,901
Net asset value per share on 1,630,401 shares issued and outstanding at March 31, 2022(2)	$10.11

(1)	Unaudited consolidated balance sheet data as of March 31, 2022.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of March 31, 2022. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an Offering Circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended March 31, 2022, and the four prior quarters thereof.

Date	NAV Per Share
March 31, 2021	$10.16
June 30, 2021	$10.13
September 30, 2021	$10.19
December 30, 2021	$10.15
March 31, 2022	$10.11

Update on Panera Lease Renewal Status

Panera Bread (“Panera”) recently notified the Company that it will not be renewing its lease expiring in June 2024. As of May 31, 2022, Panera comprises 26% of the rentable square footage and 27% of the aggregate rental revenue of the Company’s portfolio. Panera is expected to continue to pay rent for the balance of the remaining two years of its lease term. In light of Panera’s nonrenewal (which the Company had previously been planning for in case it should occur), the Company has begun to assess its options for re-tenanting the building and identifying replacement or backfill tenants (as the single-tenant model may no longer be the best long-term solution) (the “Tenancy Transition”). Plans may include: a gym, tenant lounge, training/conference facilities, library, juice/smoothie bar, quiet/nap rooms, façade and signage improvements, and other amenities. While the Company’s Manager believes that Panera’s advance notice presents ample time to develop and execute such plans, there can be no assurance as to if, when and at what rents the Company will be able to re-rent the Panera space.

See Annex A for a copy of the Shareholder Letter that more fully describes the Tenancy Transition.

Annex A

Shareholder Letter dated June 14, 2022

Dear Investors,

In 2021, we proactively inquired about Panera’s plans upon their June 2024 lease expiration. Though they fully intend to pay rent through the term, Panera recently provided word that they will not be renewing their lease upon expiration.

What does this mean for the portfolio? As of May 31st, we are 96% leased and Panera comprises 26% of the portfolio’s square footage, so we will eventually need to backfill their space.

The advance notice from Panera presents a tremendous opportunity to “future-proof” the building and identify backfill tenants, all while Panera continues to pay rent for another two years*.

In order to “future-proof,” we are drawing up renovation plans to increase the building’s desirability going forward. Plans may include: a gym, tenant lounge, training/conference facilities, library, juice/smoothie bar, quiet/nap rooms, façade and signage improvements, and other amenities. Rest assured, we are taking advantage of this advance notice to attract ‘next gen’ office users seeking best-in-class amenities in top locations.

As with all our major tenants, our goal is to continuously be in communication regarding their plans for lease renewals.  As such, we have been aware of the distinct possibility that Panera may not renew, which is why after years of disciplined cash management we believe we have enough cash-on-hand to continue paying our targeted dividend while ensuring that our balance sheet remains in a strong position.  We continue to believe we will achieve dividends in the 8-9% range we originally targeted for 2022**.

We look forward to keeping you updated on our future-proofing progress as well as efforts to add new properties to the portfolio.

Jeffrey Karsh

CEO, Streitwise

* - There can be no assurance as to if, when and at what rents we will be able to re-lease the Panera space.
** - All dividend decisions are made by the board on a quarterly basis depending on our financial condition at that time, and there can be no assurance as to our ability to maintain our dividend rate at the targeted amount.

© 2022 1st Streit Office Inc. All rights reserved.

An offering statement regarding this offering has been filed with the SEC. This offering is structured as a non-traded real estate investment trust, or “REIT,” under Regulation A+ of the JOBS Act. The SEC has qualified that offering statement which only means that Streitwise may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment which is available here: streitwise.com/oc

Performance: Past performance is not a guarantee of future results. All historical returns, target returns, or hypothetical projections may not reflect actual future performance.

Risk: This investment involves a certain level of risk and may result in partial or total loss. We cannot guarantee that we will reach our target return for our investors.

Tax: Prospective investors should confer with their tax advisors regarding the tax consequences based on their particular circumstances. Neither Streitwise nor any Solicitor assumes responsibility for the tax consequences for any investor.

Liquidity: Investments in private placements are highly illiquid and those investors who cannot hold an investment for the long term should not invest. See Stockholder Redemption Plan.

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